UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Amendment No. ___)*

Under the Securities Exchange Act of 1934

IsoPlexis Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

465005 10 6
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 465005 10 6

1. Names of Reporting Persons Connecticut Innovations, Incorporated

2. Check the Appropriate Box if a Member of a Group (See Instructions)

☐ (a)
☐ (b)

3. SEC Use Only

4. Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 2,672,123

6. Shared Voting Power 0

7. Sole Dispositive Power 2,672,123

8. Shared Dispositive Power 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,672,123

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11. Percent of Class Represented by Amount in Row (9) 6.9%

12. Type of Reporting Person (See Instructions) CO

Page 2 of 5 Pages

Item 1.

(a) Name of Issuer

IsoPlexis Corporation

(b)  Address of Issuer's Principal Executive Offices

35 NE Industrial Road

Branford, CT 06405

Item 2.

(a)  Name of Person Filing (the “Reporting Person”)

Connecticut Innovations, Incorporated

 (b)  Address of Principal Business Office or, if none, Residence

The Principal Business Office for Connecticut Innovations, Incorporated. is:

470 James Street, Suite 8, New Haven, CT 06513

(c)  Citizenship

The Reporting Person is a Connecticut corporation.

(d)  Title of Class of Securities

Common Stock, par value $0.001 per share

(e)  CUSIP Number

465005 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: ______________.

Page 3 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,672,123 shares of Common Stock, par value $0.001 per share

(b) Percent of class: 6.9%

The information with respect to percentage ownership is based on a total of 38,954,947 shares of Common Stock, par value $0.001 per share of IsoPlexis Corporation outstanding as of November 12, 2021, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 12, 2021.

(c)

The information required by Item 4(c) is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

 Not applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2022	Connecticut Innovations, Incorporated

	By:	/s/ David M. Wurzer
		Name:	David M. Wurzer
		Title:	Executive Vice President and Chief Investment Officer

Page 5 of 5 Pages